Notice of 2024 annual meeting of common shareholders and notice of availability of meeting materials

Notice and access

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, we are using notice and access to deliver our Management Information Circular (Circular) to our registered and non-registered shareholders for our annual meeting. We are also using notice and access to deliver our annual management's discussion and analysis (MD&A) to our registered shareholders and our MD&A and annual financial statements (together with our MD&A and Circular, the "meeting materials") to share ownership account participants and non-registered shareholders.

This means that instead of receiving a paper copy of certain meeting materials, you are receiving this notice, which provides information on how to access these meeting materials. You will also find below information on how to request paper copies of these meeting materials if you prefer.

Adopting notice and access allows us to reduce our printing and mailing costs, and is consistent with our sustainability strategy.

You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our annual meeting.

We encourage you to read the Circular before exercising your vote.

Shareholders are invited to attend our annual meeting:

When: **Thursday, May 9, 2024 at 5:00 P.M. (Toronto time).**
Where: **Virtual**
Via live webcast online at **web.lumiagm.com/477258212**
Password: "**sunlife2024**" (case sensitive)

In Person
1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada

Shareholders will be asked to consider and vote on the following matters:

01 Election of the directors (page 16 of the Circular)
02 Appointment of the auditor (page 8 of the Circular)
03 A non-binding advisory vote on our approach to executive compensation (page 10 of the Circular)

Meeting materials can be found online on:

SEDAR+ at **sedarplus.ca**
EDGAR at **sec.gov/edgar**
TSX Trust's website at **meetingdocuments.com/TSXT/slf**
Our website at **sunlife.com/2024agm**

Voting:

Voting Deadline: May 7, 2024 at 5:00 P.M. (Toronto time)

Registered shareholders and share ownership account participants

Return your completed proxies, or exercise your vote by the voting deadline. Please refer to your proxy form for detailed instructions on how to vote.

Online: meeting-vote.com
Phone: **1 888-489-7352** (Canada & the U.S. only)
Email: proxyvote@tmx.com
Mail: Please use the envelope provided

Non-registered shareholders

Return your completed voting instruction form (VIF) or exercise your vote by the voting deadline using the control number on your VIF. Please refer to your VIF for detailed instructions on how to vote.

Internet: proxyvote.com
Phone (Canada): **1-800-474-7493** (English) **1-800-474-7501** (French)
Phone (U.S.): **1-800-454-8683**
Smartphone: **Scan QR code found on the VIF**
Mail: Please use the envelope provided

If you want to attend the meeting and vote your shares virtually, you need to first appoint yourself or your proxyholder by using one of the methods above and then obtain a control number.
You can get a control number by calling TSX Trust at **1-866-751-6315** (Canada & the U.S.) or **1-416-682-3860** (other countries) or by completing an online form at: tsxtrust.com/control-number-request.

Requesting a paper copy of meeting materials:

Upon request received at any time prior to or up to one year following the date of filing of the Circular, annual report, annual financial statements, or annual MD&A, as applicable we will send you a paper copy of the document at no cost within three business days of your request.

The request can be made online at meetingdocuments.com/TSXT/slf by telephone at **1-888-433-6443** (Canada & the U.S.) or **1-416-682-3801** (other countries) or by email at TSXT-fulfilment@tmx.com.

If you would like to receive a paper copy prior to the voting deadline, your request should be received by **April 24, 2024**. If you request a paper copy of any materials, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.

For any questions about notice and access:

Please call TSX Trust at **1-888-433-6443** (Canada & the U.S.) or **1-416-682-3801** (other countries).

Go Digital!

Electronic delivery of other continuous disclosure documents

Registered shareholders and share ownership account participants

Sign up for e-delivery at tsxtrust.com/SL/GoDigital OR by checking the box on the reverse side of your proxy form and providing your email address.

Non-registered shareholders in Canada and the U.S.

Sign up for e-delivery at proxyvote.com using the control number on your VIF OR after the meeting by obtaining a unique registration number from your financial intermediary.